Exhibit (a)(5)(I)

From: Adamas Pharmaceuticals <[***]@ccsend.com>
Sent: Monday, October 25, 2021 10:10 AM
To: Sarah Mathieson <[***]@adamaspharma.com>
Subject: An update on the acquisition of Adamas

Team Adamas,

It has been two weeks since we announced the agreement for Adamas to be acquired by Supernus and we want to continue to communicate updates in a regular and timely manner. We know this news has created uncertainty in people’s lives and are moving forward as quickly as possible. While we work through the approval process and work together with Supernus on integration planning so that the merged companies can operate most effectively as one in the future, it is incredibly important that we focus on our work at Adamas - delivering for patients as ‘One Adamas’.

Why is that important?

Several things must happen before the acquisition can finally close, including both regulatory approval and the settlement of the tender offer. These processes and other issues could delay the closing of the acquisition or even prevent it. That is why it is so important we keep focused on running our business and achieving all we can right now for patients.

Where are we in the process now?

Over the past two weeks, the leadership at Adamas has been planning for integration with Supernus as well as preparing our regulatory filings. There is a core integration planning team with members from both companies, which has started bringing together a broader group of functional leads for discussions. These meetings will continue to help Supernus better understand the needs of the Adamas business, our team, and how we work.

When will I know what this means for me?

Naturally, many people are wondering what this means for them personally. At this stage we do not know the specifics for any particular employee, but we have taken steps to make sure employees have alternatives if it is determined that you will lose your job. As we have previously stated, there will be three primary groups of employees:

1.	Non-continuing employees (i.e. employees whose employment will terminate at, or shortly after, closing): These employees will receive severance at the time of termination in accordance with the Adamas severance plans, as well as all other benefits that departing employees receive (pay for accrued but unused vacation, etc.).

2.	Transition employees (i.e. employees who Supernus wants to work for a transition (temporary) period after closing): These employees will have a choice to accept the offer under its terms or reject the offer and terminate at closing. Any employee whose transition period is less than 3 months will receive the Adamas severance at the end of the transition period. Any employee whose transition period is longer than 3 months will receive the Supernus severance at the end of the transition period. Specific information regarding the Supernus severance plan will be included in the offer.

3.	Continuing employees (i.e. employees who Supernus wants to retain on a permanent basis): These employees will have the choice to accept the offer from Supernus or reject the offer. Those who accept the offer will become Supernus employees and will receive Supernus benefits. Those who reject the offer will be terminated at close and receive benefits under the Adamas severance pay plan.

The details of any offers from Supernus will be communicated to each employee as soon as practicable.

In addition, as previously communicated, all employees who remain employed through closing will be eligible to receive their 2021 bonus or Q4 Incentive Compensation payment, as applicable, in an amount determined by the Adamas Board of Directors and will have 100% of their granted equity (except for any underwater options) accelerated such that the equity will be fully vested at closing.

We will provide additional details about equity and other matters (including ESPP) in coming weeks by way of FAQs and other information for stockholders. So please stay tuned for additional communications and details. You may also receive notifications that we are legally required to provide to employees with respect to layoffs indicating possible terminations at the end of 2021. Please be aware that these are “possible” terminations and no decisions with respect to any individuals have been made yet.

How can I ask more questions?

We are hosting Q&A sessions in the coming days for anyone who wants to ask questions about the integration process, so look out for these meeting invites as well. If you would rather email your questions, please send them to [***]@adamaspharma.com.

Finally, let me end where I started. It is incredibly important that we continue our focus on delivering for our patients as ‘One Adamas’. We cannot let our patients or each other down.

-Neil

Additional Information and Where to Find It

In connection with the proposed acquisition of Adamas Pharmaceuticals, Inc. (“Adamas”), Supernus Pharmaceuticals, Inc. (“Supernus”) and Supernus Reef, Inc., a Delaware corporation and a direct wholly owned subsidiary of Supernus (“Purchaser”), commenced a tender offer for all of the outstanding shares of Adamas on October 25, 2021. This email is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell Adamas securities, nor is it a substitute for the tender offer materials that Supernus and Purchaser filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On October 25, 2021, Supernus and Purchaser filed a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the SEC and thereafter, Adamas filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the tender offer. Adamas investors and security holders are urged to read these materials (including such Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they contain important information that Adamas investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials have been filed with the SEC, and Adamas investors and security holders may obtain a free copy of these materials and other documents filed by Supernus, Purchaser and Adamas with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Supernus and Purchaser have filed with the SEC have been or will be made available to all investors and security holders of Adamas free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Adamas under the “Investors & Media” section of Adamas’ website at https://www.adamaspharma.com/.

Forward Looking Statements

This filing contains forward-looking statements. These forward-looking statements are not descriptions of historical facts, they are forward-looking statements reflecting the current beliefs, certain assumptions and current expectations of management and may be identified by words such as “believes,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “potential,” “seek,” “expect,” “goal” or the negative or plural of these words or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict.

As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Adamas by Supernus may not be completed; the possibility that competing offers or acquisition proposals for Adamas will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of Adamas common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Supernus’s or the Adamas’ business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of the Adamas’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufactures, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied or waived; the possibility that the Adamas’ expectations as to the extent to which Adamas will be able to continue to commercialize GOCOVRI® (amantadine) extended release capsules, OSMOLEX ER® (amantadine) extended release tablets, and any of Adamas’ other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of Adamas’ preclinical studies and clinical trials and other research and development that Adamas may pursue may not materialize; the possibility that Adamas’ estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that Adamas’ expectations may not be met as to the sufficiency of its capital resources; the possibility that Adamas’ expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that Adamas’ expectations may not be met as to the legal proceedings to which Adamas is party and related stays and terms of settlements; the possibility that Adamas’ anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that Adamas’ expectations may not be met as to the revenues from its collaborations; the possibility that Adamas’ expectations may not met be as to Adamas’ ability to retain and recruit key personnel and third-party distributors; the possibility that Adamas’ expectations may not be met as to its anticipated financial performance; the possibility that Adamas’ expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which Adamas operates; the possibility that unforeseen safety issues could emerge for GOCOVRI that could require Adamas to change the prescribing information, limit use of the product or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of GOCOVRI or of products with which Adamas competes; the possibility that the third-party organizations that manufacture, supply and distribute GOCOVRI may fail to perform adequately or fulfill Adamas’ needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact Adamas’ ability to generate revenues or could limit or prevent Adamas’ products’ or product candidates’ commercial success; the possibility that regulatory filings or approvals for products or product candidates that Adamas or its partners develop are not made or granted as currently anticipated; the possibility that Adamas is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where Adamas or its collaborators conduct activities related to Adamas’ business; and a variety of other risks set forth from time to time in Supernus’s or Adamas’ filings with the SEC, including but not limited to the risks discussed in Supernus’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC and the risks discussed in Adamas’ Annual Report on Form 10-K for the year ended December 31, 2020 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Supernus’s and Adamas’ businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Supernus and Adamas disclaim any obligation to update any of these forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

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Adamas Pharmaceuticals | 1900 Powell St., Suite 1000, Emeryville, CA 94608-1839

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